UNITED STATES SECURITIES AND EXCHANGES COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Period of ______________________ April 19 – May 7, 2002

HURRICANE HYDROCARBONS LTD.
(Name of Registrant)

140 – 4th Avenue S.W. #1460, Calgary, Alberta, Canada T2P 3N3
(Address of principal executive offices)

1. News Releases
   March 15, 2002 - Stock Price Movement (omitted in error from 6K of April 19, 2002)
   May 2, 2002 – 1Q02 Financial Results, Annual Meeting Webcast & Investor Tour
   May 7, 2002 - Financial Results for the Quarter ending March 31, 2002

Indicate by check mark whether the Registrant files annual reports under cover Form 20F or Form 40-F.
Form 20-F __√_ Form 40-F___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchanges Act of 1934.
Yes ___ No __√_

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurricane Hydrocarbons Ltd. SEC File No. 0-28466
(Registrant)

Date: May 7, 2002 By: ______________________
Ihor P. Wasylkiw, P.Eng, Vice President Investor Relations

HURRICANE HYDROCARBONS LTD.

NEWS RELEASE

FOR IMMEDIATE RELEASE – March 15, 2002
FOR: Hurricane Hydrocarbons Ltd.
SUBJECT: Stock Price Movement

CALGARY, Alberta – Hurricane Hydrocarbons Ltd. ("Hurricane") announced that the company is unaware of any corporate developments to account for the early trading stock activity on NASDAQ.

Hurricane is an international energy corporation engaged in the exploration, development, production, acquisition, refining and marketing of crude oil and refined products in the Republic of Kazakhstan.

Hurricane's shares trade on The Toronto Stock Exchange under the symbol HHL.A, in the United States on Nasdaq under the symbol HHLF and on the Frankfurt exchange under the symbol HHCA. Hurricane's 12% Senior Notes due 2006 are listed on the Toronto Stock Exchange under the symbol HHL.DB.U and on the Luxembourg Stock Exchange. The company's website can be accessed at www.hurricane-hhl.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

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For further information please contact:

Bernard F. Isautier President and Chief Executive Officer 44 (1753) 410-020	**Ihor P. Wasylkiw** Vice President Investor Relations (403) 221-8658

HURRICANE
HYDROCARBONS LTD.

NEWS RELEASE

FOR IMMEDIATE RELEASE – May 2, 2002
FOR: **Hurricane Hydrocarbons Ltd.**
SUBJECT: **1Q02 Financial Results, Annual Meeting Webcast & Investors Tour**

CALGARY, Alberta – Hurricane Hydrocarbons Ltd. ("Hurricane") announces it will be releasing its First Quarter 2002 financial results after market close on Tuesday, May 7, 2002.

Questions related to the financial results or any other matter will be taken at the Annual and Special Meeting of Shareholders to be held at 11:00 a.m. on Wednesday, May 8th at the Albany Club of Toronto, 91 King Street East located in Toronto, Ontario.

Hurricane will be hosting a live webcast of its presentation following the Annual and Special Meeting of Shareholders versus its traditional quarterly conference call. The webcast of the presentation and the Q&A session will commence immediately after the meeting, at approximately 11:20 a.m. Eastern time, 9:20 a.m. Mountain time.

To access the webcast, please visit the company's website at www.hurricane-hhl.com and from the home page click on "Webcast". An archive of the presentation will be available for 90 days after the original broadcast.

The Company will also be hosting presentations in Toronto on May 9th and 10th. Mr. Bernard F. Isautier, President and CEO of Hurricane, will be the company presenter and will be a featured guest on the television programs "Report on Business" and "CTV NewsNet" on May 8th.

Hurricane's shares trade on The Toronto Stock Exchange under the symbol HHL.A, in the United States on Nasdaq under the symbol HHLF and on the Frankfurt exchange under the symbol HHCA. Hurricane's 12% Senior Notes due 2006 are listed on the Toronto Stock Exchange under the symbol HHL.DB.U and on the Luxembourg Stock Exchange. The company's website can be accessed at www.hurricane-hhl.com.

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For further information please contact:

Ihor P. Wasylkiw
Vice President Investor Relations
(403) 221-8658

FOR IMMEDIATE RELEASE – May 7, 2002
FOR: Hurricane Hydrocarbons Ltd.
SUBJECT: Financial Results for the Quarter ending March 31, 2002

CALGARY, Alberta - Hurricane Hydrocarbons Ltd. ("Hurricane", the "Corporation" or the "Company") announces its financial results for the three months ending March 31, 2002. **All amounts are expressed in U.S. dollars unless otherwise indicated.**

HIGHLIGHTS :

- Earnings of $23.1 million, $31.6 million before unusual items
- Cash flow of $35.5 million, $44.0 million before unusual items
- Production of 123,372 barrels of oil per day
- New exploration discovery, North Nurali field
- Development of FOB crude sales
- Reduction of Mazut production at Shymkent refinery

(in millions of US$ except per share amounts)	Three Months ended March 31	
	2002	2001
Gross Revenue	$ 143.3	$ 139.2
Net income	23.1	55.4
Per share (basic)	0.29	0.69
Per share (diluted)	0.28	0.67
Cash flow	35.5	58.4
Per share (basic)	0.44	0.73
Per share (diluted)	0.42	0.69
Net income before unusual items	31.6	55.4
Per share (basic); before unusual items	0.39	0.69
Per share (diluted); before unusual items	0.37	0.67
Cash flow before unusual items	44.0	58.4
Per share (basic); before unusual items	0.54	0.73
Per share (diluted); before unusual items	0.52	0.69
Weighted Average Shares Outstanding		
Basic	80,622,901	79,812,719
Diluted	84,447,004	84,656,439
Shares Outstanding at End of Period	81,041,713	79,815,308

UPSTREAM OPERATIONS REVIEW

Production

During the first quarter of 2002, Hurricane's production volumes totaled 11.1 million barrels or an average of 123,372 barrels of oil per day ("bopd") representing a 38% increase over the first quarter 2001 production of 89,341 bopd and a 12% increase over the fourth quarter of 2001 production rates of 110,096 per bopd. On May 6, 2002 the production rate was 136,600 bopd. Adverse crude oil transportation conditions restricted upstream performance and required the cutback of field production by an average of 5,400 bopd in the quarter. Consequently the production potential in the first quarter of 2002 was approximately 129,000 bopd, which is now being exceeded.

Production increases were recorded in all fields with the exception of those in the Kazgermunai Joint Venture. Major contributions came from the optimization of individual well rates in Kumkol South by pump optimization and off take control and the continued development drilling in Kumkol North.

Hurricane currently has10 service rigs in operation throughout the producing fields that are contributing to the enhancement of daily production. These rigs are conducting artificial lift pump replacements and installations.

Additional production testing continued in the QAM fields ("Qyzylkiya, Maybulak and Aryskum").

The program of further development and production enhancement of the Akshabulak field, operated by Kazgermunai requires the installation this year of a new process facility. The purchase order for this new facility is being delayed by the German partners, pending assurances from the Government of Kazakhstan on marketing and transportation issues. Consequently the average yearly production for Hurricane in 2002 is anticipated to be approximately 135,000 bopd with an end-of-year production rate of 155,000 bopd.

Kumkol Fields Facilities

A free water knock out facility and a new water injection plant commissioned in 2001 enhanced the pressure support to the Kumkol reservoirs and has allowed increased off take from production wells. The construction of four new group processing stations, which relieve water handling at the main central processing facility ("CPF"), are to be phased in through the year and will further maximize production of the Kumkol fields. Water injection has commenced at South Kumkol; production benefits should be experienced later this year.

Utilization of Associated Gas

The government approved 55-megawatt power plant at Kumkol is on target for a planned start-up by the end of 2002. This plant will convert associated produced gas from the Kumkol South, South Kumkol and North Kumkol fields into electricity. The cost of the project is planned to be shared with the Turgai Petroleum Joint Venture. The Akshabulak gas utilization project is under evaluation in conjunction with the next phase of field development plans.

Exploration

Hurricane is pleased to announce the discovery of the North Nurali Field approximately 15 kilometres west of the Kumkol Field. This discovery has been validated by the drilling of 2 exploration wells in 2 separate leads in the 100% owned license area, 260D-1, in the South Turgai Basin. The first well, North Nurali 1, was drilled early in 2002 to a depth of 2265 metres. With evidence of moveable light, 44 degree API, sweet crude, North Nurali 2 was immediately spudded in the neighboring lead just 1 kilometre to the east.

North Nurali 2 has been drilled to a similar depth and seven potential oil bearing zones have been identified. Three zones have been tested under restricted conditions at a combined flow-rate of 720 bopd. The remaining four zones are planned to be tested. As in North Nurali 1, the crude is light, 44.9 degrees API and sweet. Similar to North Nurali 1, the second well has experienced skin damage, which has restricted flow rates. North Nurali 1 cleanup and remedial workover, which may include perforation washing or formation fracturing will be done later this year.

Net pays have been between 8 and 60 metres for North Nurali 1 and North Nurali 2 respectively. Porosities of 25% and low reservoir viscosities of 0.2 centipoise have been experienced.

The leads in the North Nurali area are just two of the numerous leads that Hurricane has identified in the 260D-1 license area. The wells identified here target deeper sands in stratigraphic traps, previous unexplored in the basin. Well depths for all the leads range from 2,300 to 4000 metres. The two North Nurali wells drilled have already confirmed the concept of hydrocarbons in this new play type. Consequently, the original program to explore 4 more similar leads will continue.

Appraisal and Development Drilling

The East Kumkol field, discovered in 2001, continues to be evaluated. Two of the 8 wells planned have been drilled to date. Production from the East Kumkol field now stands at 1,000 bopd. A development scheme is under way which will increase production to 4,500 bopd during the fourth quarter of 2002.

During the first quarter of 2002, the QAM development project was primarily focused on completion of facilities design and engineering. No new wells were drilled but a Maybulak appraisal well has just been spudded. A further 17 wells are planned for 2002 in QAM. All government approvals have been granted for the 3 field developments to proceed.

The Turgai Petroleum Joint Venture (HKM 50% interest) gross production remained relatively flat over the last quarter. Additional production from newly drilled wells was offset by production cutbacks as a result of transportation restrictions. Gross production was 38,460 bopd in the fourth quarter of 2001 versus 38,480 bopd in the first quarter of 2002. Fourteen wells have been drilled so far this year. By year-end, 47 wells are planned to be drilled.

Gross production at the Kazgermunai Joint Venture Akshabulak field (HKM 50% interest) decreased from 18,000 bopd in the fourth quarter of 2001 to 16,500 bopd in the first quarter of 2002 due to production cutbacks as a result of transportation restrictions.

Two new wells have been drilled in the first quarter. There is the potential to drill a further 12 this year following the mobilization of a second drilling unit due July 2002. 3D seismic, acquired over the field, will assist in the 2002 drilling program. The pace of development is contingent on the German partners decision.

In the first quarter of 2002, 1 Nurali well was on test production at a rate of 1,050 bopd. In addition, 3D seismic acquisition over the Nurali and Aksai fields was completed which is now being interpreted as crucial data for the full field development plan due for submission to the Kazakhstan approval authorities in the fourth quarter of 2002.

DOWNSTREAM MARKETING, TRADING AND REFINING

Crude Trading and Transportation

Crude oil exports continued to increase. New export contracts and export routes, including Uzbekistan and a Delivered At Frontier ("DAF") route to Odessa via Ukraine were formalized which continue to reduce the overall Freight Carriage Assurance ("FCA") discount from Shymkent.

The Batumi via Turkmenbashi export route continued to be a significant Free on Board ("FOB") transaction. During the first quarter of 2002, 2.35 million barrels of crude were exported via the port of Aktau versus 1.43 million barrels in the fourth quarter of 2001.

During the first quarter of 2002, the average differential between Brent and export netbacks at Shymkent was $11.81 per barrel versus $12.50 per barrel in the first quarter of 2001 and $11.85 per barrel in the fourth quarter of 2001. Further transportation cost reductions will be realized in 2002 as CPC pipeline movements begin and other export routes are utilized.

FOB sales continue to be developed and now represent 19.9% of the crude trading activity.

In 2002 and 2003 further cost reductions will be realized due to the following:
- movement via the Caspian Pipeline Consortium ("CPC")
- additional FOB sales, in particular, to Mediterranean market end users
- logistical infrastructure improvement (QAM pipeline, railcars, loading facilities)
- developing joint marketing systems with other producers within the Turgai basin

Acquisition of an Interest in the CPC Pipeline

Hurricane continues to work with the CPC shareholders to satisfy the conditions precedent of the CPC shareholders' agreement which will lead to the closing of the October 26, 2001 signed Sale and Purchase Agreement with Amoco Production Company, a subsidiary of BP plc. Upon formal closing of the Sale and Purchase agreement, anticipated by mid June, the second payment of $30 million will be made to Amoco. The remaining amount of $10 million would then be paid by August 31, 2002.

This acquisition will give Hurricane preferential rights of access to the CPC Pipeline for the transportation of at least 64,000 bopd of oil at the CPC shareholders' tariff.

QAM Pipeline

Preparations for the construction of the QAM pipeline are proceeding on schedule. Pipe and key equipment orders have been placed with a target completion date of year-end 2002.

Shymkent Refinery

During the first quarter of 2002, the Shymkent refinery processed approximately 7.6 million barrels or 84,622 bopd, including 0.7 million barrels that were custom-refined for third parties. This was up 15% versus the 6.6 million barrels or 71,700 bopd, including 1.6 million barrels that were custom-refined for third parties in the first quarter of 2001.

In 2002, several investments with high profitability and short pay back periods will be implemented. Examples of such projects include improvements in LPG fractionation and storing and improvements in the use and conservation of energy.

Important changes have occurred in the refinery regarding yields since the first quarter of 2001, and very significant margin improvements have already happened. The production of Mazut, which is a lower-end product and is present on the market in excessive quantities, was reduced from approximately 43% to 33% during this period. This results in producing much more valuable products such as gasoline, diesel and kerosene.

Hurricane is implementing a wide range of low cost changes as part of its profit improvement program. These changes involve energy management and saving, yield improvements, implementation of test runs on several units with a view to optimize their performance and setting up a modern planning/scheduling system and organization for the management of marketing and refinery. The overall result is expected to improve profitability by at least 45 cents per barrel in2002.

In 2002 a 20 day scheduled refinery maintenance turnaround is anticipated in May 2002, and another one in October. During these periods, all mandatory equipment will be re-inspected and certified for continued operation.

Activities that were not part of the refinery's core business are planned to be divested.

International Trading and Domestic Sales of Refined Products

Refined product sales volumes increased by 34% in the first quarter of 2002 versus the fourth quarter of 2001.

Hurricane's market share in Kazakhstan now ranges from approximately 40 to 60% in its operating regions.

Very successful jet kerosene sales were developed following some minor modifications to the refinery and the certified obtainment of jet fuel for civil and military aviation.

Throughout 2002, Hurricane will be focused on:

- increasing the control of domestic dedicated railcars
- the development of the regional Kerosene market
- reducing its dependence on the heavy fuel (i.e. mazut) market.

ARBITRATION DECISION

Hurricane had been named as a defendant in a claim filed by a company alleging it was retained under a consulting contract as disclosed in previous filings. The arbitration decision has been received and the Corporation has accrued a one-time cost of $6.1 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the Interim Consolidated Statements.

During the first quarter of 2002 the Corporation continued to expand and develop as per the planned target. Production was increased from the fourth quarter 2001 average of 110,096 barrels of oil per day ("bopd") to an average of 123,372 bopd during the first quarter of 2002.

All numbers are in US Dollars unless otherwise indicated.

The following discussion covers the first quarter 2002 and 2001.

For the quarter ended March 31, 2002, the Corporation generated $23.1 million of net income and $35.5 million of cash flow. This represents basic net income per share of $0.29 and basic cash flow per share of $0.44. The comparable figures for 2001 were net income of $55.4 million or $0.69 basic net income per share and $58.4 million of cash flow or $0.73 basic cash flow per share.

The first quarter 2002 results include accruals for two items related to earlier periods. These are the receipt of an arbitration decision and the loss of a portion of a tax case in Kazakhstan. Both are discussed in the notes to the financial statements. The total of these adjustments amounts to $8.5 million. In the absence of these, net income for the quarter would have been $31.6 million or basic net income per share of $0.39 and cash flow would have been $44.0 million or basic cash flow per share of $0.54.

Revenue, Production and Sales

Upstream

Upstream production averaged 123,372 bopd for the first quarter of 2002 compared to 89,341 bopd for the same period in 2001. The tables below set out total production and sales from our Upstream operations.

Production

	Three months ended March 31, 2002 MMbbls	Three months ended March 31, 2001 MMbbls
Opening inventory of crude oil	**0.70**	0.39
Production	**11.10**	8.06
Crude oil purchased from third parties	**0.65**	-
Sales or transfers	**(10.89)**	(8.16)
Pipeline losses	**(0.01)**	(0.01)
Closing inventory of crude oil	**1.55**	0.26

The crude oil purchased from third parties represented royalty in kind re-acquired by the Company.

Sales of Crude Oil

	Three months ended March 31			
	2002 MMbbls	**2002 %**	2001 MMbbls	2001 %
Crude oil exports	**4.53**	**41.6%**	4.20	51.5%
Crude oil transferred to Downstream	**2.98**	**27.4%**	2.83	33.5%
Crude oil transferred to Downstream and exported	**-**	**-**	0.15	1.8%
Crude oil transferred to Downstream by joint ventures (50%)	**1.83**	**16.8%**	1.07	13.1%
Royalty payments	**0.98**	**9.0%**	-	-
Crude oil domestic sales	**0.57**	**5.2%**	0.01	0.1%
Total crude oil sales or transfers	**10.89**	**100%**	8.16	100%

Total consolidated revenue from crude oil sales amounted to $62.6 million in the first quarter of 2002 and $55.5 million in the first quarter of 2001.

ShNOS is not expected to export crude oil in 2002.

In the first quarters of both 2002 and 2001, the majority of crude oil export sales were sales to third parties within Kazakhstan, normally at the rail terminal at Tekesu, adjacent to the Shymkent Refinery. The price achieved for these sales are shown net of a discount to the prevailing Brent at the time of the sale. The discount reflects a number of factors, the most significant of which relates to rail transportation costs. Title to the crude oil passes to the buyer at the point of loading the crude into rail cars. Within the tables noted below, these sales are shown as "Crude sales sold FCA".

In addition, 3.3% of crude oil sales made in the first quarter of 2002 was on FOB terms to a Black Sea port. No crude oil was sold on FOB terms in the first quarter of 2001. Under these types of sale, the Corporation arranges all transportation to the port and assumes the obligations for this transportation. The sale price therefore reflects the Brent price plus or minus a quality differential to the Black Sea Port at the time of sale. With this type of sale, title to the crude does not pass to the buyer until the crude is loaded into an oil tanker in the respective Black Sea Port. Within the tables noted below, these sales are shown as "Crude sales sold FOB".

The majority of crude produced by the joint ventures (CJSC Turgai Petroleum and LLP Kazgermunai) in the first quarter of 2002 was sold to ShNOS at Shymkent.

Total revenue can be analysed as follows:

First quarter 2002 Crude Oil Revenue

	Quantity sold in MMbbls	**Net Realized Price $ per bbl**	**Revenue $000's**
Crude sales sold FCA	**4.31**	**11.55**	**49,769**
Crude sales sold FOB	**0.12**	**17.19**	**2,063**
Kazgermunai export sales	**0.10**	**10.77**	**1,077**
Royalty payments	**0.98**	**6.24**	**6,117**
Crude oil domestic sales	**0.57**	**6.21**	**3,537**
Total	**6.08**	**10.29**	**62,563**

First quarter 2001 Crude Oil Revenue

	Quantity sold in MMbbls	Net Realized Price $ per bbl	Revenue $000's
Crude sales sold FCA	3.74	12.10	45,236
Royalty payments	-		-
Kazgermunai export sales	0.62	16.33	10,125
Crude oil domestic sales	0.01	9.70	97
Total	4.37	12.69	55,458

The average FCA discount for exports from Shymkent, to Brent crude oil price, for the first quarter 2002 and 2001 for Hurricane Kumkol Munai OJSC ("HKM") sales only, is set out below.

	2002 $/bbl	2001 $/bbl
Quarter to March 31	**11.81**	12.50
Average year to date	**11.81**	12.50

Downstream

The comparative numbers in the tables include the first three months for the years 2002 and 2001 respectively.

The Refinery at Shymkent has a total design operating capacity of 6.6 million tonnes per year or the equivalent of approximately 12.8 mmbbls per quarter. The Refinery operated in the first quarter of 2002 at an increased capacity level of 59.6% or 983,180 tonnes (approximately 7.6 mmbbls). The comparative numbers for the first quarter of 2001 were 51.4% or 848,403 tonnes (approximately 6.6 mmbbls) respectively.

The crude oil feedstock for the Refinery is primarily acquired from Upstream operations but purchases are also made from third parties. The table below sets out the source of purchases and the movement in feedstock supplies.

Purchase and acquisition of feedstock

	First quarter 2002 MMbbls	First quarter 2001 MMbbls
Acquired from HKM	**2.98**	2.98
Purchased from joint ventures (100%)	**3.66**	2.14
Purchased from third parties	**-**	0.36

Total feedstock acquired	**6.64**	5.48

Inventory levels of feedstock

	First quarter 2002 MMbbls	First quarter 2001 MMbbls
Opening inventory of crude oil feedstock	**0.34**	0.08
Purchase and acquisition of feedstock	**6.64**	5.48
Recoverable feedstock from traps	**0.02**	0.02
Feedstock sold for export	**-**	(0.15)
Feedstock refined into product	**(6.91)**	(4.83)
Closing inventory of feedstock	**0.09**	0.60

In addition to acquiring feedstock to refine into products, the Refinery from time to time acquires refined product for resale. The table below sets out the movement in inventory of refined product.

Inventory movement of refined product

	First quarter 2002 MM tonnes*	First quarter 2001 MM tonnes*
Opening inventory of refined product	**0.20**	0.13
Refined product from feedstock	**0.83**	0.59
Refined product acquired	**0.05**	0.06
Refined product sold	**(0.91)**	(0.53)
Closing inventory of refined product	**0.17**	0.25

* The inventory of products represents a mix of products for which no unique conversion from barrels to tonnes exists. The standard conversion used for crude oil by the Corporation is 7.746 barrels to the tonne.

The feedstock is refined into a number of products sold to derive the revenue of refined products. Refined product sales revenue for the first quarter 2002 was $77.4 million and for the first 3 months of 2001 the revenue was $76.4 million.

The table below sets out product sold for the first quarters of 2002 and 2001, the average price achieved and the total refined products revenue.

Refined Product Revenue – First quarter 2002

Product Produced	Tonnes Sold	Average Price $/tonne	Revenue $000's
Gasoline	202,811	112.27	22,769
Diesel	260,004	112.97	29,373
Heavy fuel oil (Mazut)	332,117	31.70	10,529
LPG	29,270	75.57	2,212
Jet Fuel	50,542	199.93	10,105
Total Self Refined	874,744	85.73	74,988
Resale of purchased refined products	40,175	59.64	2,396
Total refined product sales	914,919	84.58	77,384

Refined Product Revenue – First quarter 2001

Product Produced	Tonnes Sold	Average Price $/tonne	Revenue $000's
Gasoline	113,385	217.49	24,660
Diesel	140,428	224.83	31,572
Heavy fuel oil (Mazut)	229,418	56.28	12,911

LPG	23,478	95.49	2,242
Jet Fuel and kerosene	6,832	263.47	1,800
Total self refined product sales	513,541	142.51	73,185
Resale of purchased refined products	30,745	106.10	3,262
Total refined product sales	544,286	140.45	76,447

In addition to revenue generated from the refining and sale of product derived from acquired feed stock, the Refinery also refined crude on behalf of third parties for which it derives a fee. Total processing fees earned in the first quarter of 2002 amounted to $1.4 million. The comparable number for the first quarter of 2001 was $3.5 million.

The table below sets out the total quantity of oil processed into product and the average fee charged.

	Toller's volumes processed Tonnes	Processing fee $/tonne	Processing fees earned $000's
First quarter 2002	**91,521**	**15.64**	**1,431**
First quarter 2001	214,526	16.31	3,498

Production Expenses

Production expenses relate to the cost of producing crude oil in the Upstream operations and were $14.2 million in the first quarter of 2002 compared to $9.6 million in the first quarter of 2001. Based on the number of barrels of oil produced, these costs are $1.28 per barrel for the first quarter 2002 and $1.19 per barrel for the same period in 2001.

The absolute increase in cost between first quarter of 2002 and 2001 resulted from the increase in production volumes of 3.1 million barrels and the inclusion in the 2002 production expenses of $1.3 million of 2001 costs pertaining to a late audit adjustment from one of the Company's joint ventures. This adjustment had not been received by the Company at the time of finalization of the results for 2001. The joint ventures have different auditors.

Royalties and taxes

The total royalty expense for the first quarter of 2002 was $6.7 million which represented an effective overall percentage of 5.45%. For the first quarter of 2001 royalty expense was $5.6 million and the overall percentage was 5.11%.

The table below indicates the royalty paid in kind and cash in the first quarter of 2002 and 2001 ($000's).

Quarter ending	**2002 Royalty in Kind**	**2002 Cash Royalty**	**2002 Total Royalty**	2001 Royalty in Kind	2001 Cash Royalty	2001 Total Royalty
March 31	**2,972**	**3,738**	**6,710**	-	5,589	5,589
Total Royalty	**2,972**	**3,738**	**6,710**	-	5,589	5,589

The total royalty and tax expense for the first quarter of 2002 was $12.4 million compared to $6.0 million for the first quarter of 2001. In addition to royalties the Corporation incurred other statutory taxes of $5.7 million in the first quarter of 2002 ($0.37 million in the first quarter of 2001), out of which $5.4 million relates to tax assessments as more fully described in Note 8 of the consolidated financial statements.

Transportation costs

Transportation costs are made up of the costs of shipping crude oil from the central processing facility located at the Kumkol South Field (the "CPF") to the Shymkent Refinery, the costs of trucking crude oil from the QAM Fields to the CPF and railway transportation from the Shymkent Refinery to the destination ports under FOB sales contracts. Transportation costs also include transportation of crude produced by our Kazgermunai joint venture to its export customers.

The pipeline tariff from the CPF to Shymkent depends on the ultimate destination of the crude oil. The tariff charged in respect of crude oil destined for export is $1.41 per barrel, whereas the cost related to crude oil processed in the Refinery is $0.84 per barrel.

The table below sets out the constituent components of transportation costs.

	First quarter 2002 $000's	First quarter 2001 $000's
Pipeline costs	**11,650**	8,010
Kazgermunai transportation costs	**812**	1,375
Railway transportation	**282**	-
Other related transportation costs	**846**	-
Total	**13,590**	9,385

The absolute increase in costs results from the increase in production between the first quarters of 2002 and 2001. Other related transportation costs are mainly trucking costs incurred to transport the QAM field crude oil to the central processing facility located at Kumkol.

Refining Costs

Refining costs represent the direct costs related to processing all crude oil including toller's volumes. The total refining costs in the first quarter of 2002 were $6.5 million or $0.86 per barrel of crude oil processed. For the first quarter of 2001 the costs were $4.1 million and $0.85 per barrel respectively.

The absolute increase in refining costs resulted from the increased processing of crude oil into products, quarter on quarter whereby in the first quarter of 2002, 43.1% more crude oil was refined into products.

In addition the increase on a per barrel basis was brought about by the reclassification of the cost of tolling from crude oil and refined product purchases into refining costs, which accounted for $0.6 million of the increase for the first quarter of 2002.

Crude Oil and refined product purchases

Crude Oil and refined product purchases represent the cost of purchasing crude oil for the Refinery from third parties, as well as refined product for resale. The increase in cost from $12.1 million in the first quarter of 2001 to $18.1 million in 2002 resulted mainly from the increased volumes of crude purchased from third parties in 2002 (118,086 tonnes versus 372,923 tonnes respectively). This increase was partly offset by the decreased prices for both crude oil and refined products in the first quarter of 2002.

Selling Expenses

Selling expenses are comprised of the costs of operating the seven distribution centres of ShNOS that sell refined products, and certain costs associated with the sale and export of crude oil. Downstream selling expenses of $5.6 million in the first quarter of 2002 ($3.2 million in the first quarter 2001) rose due to the significant increase in sales volumes during the first quarter of 2002, because the Company was obliged to refund $1.1 million dollars of transportation discount it had received in earlier periods as a result of not meeting its throughput obligations under the related transportation contract and a legal settlement of $0.6 million with a vendor. Upstream selling costs were $0.1 million in the first quarter of 2002 compared to $1.8 million in the first quarter of 2001.

General and Administrative

Total General and Administrative costs were $12.5 million in the first quarter of 2002 and $10 million for the same period in 2001. The table below analyses these between Upstream, Downstream and Corporate. In the case of Upstream and Downstream the General and Administrative costs are also reflected on a per barrel basis.

First quarter 2002

	General and Administrative ***$000's***	**Per barrel of oil produced or processed* $/bbl**
Upstream	**7,138**	**0.64**
Downstream	**3,368**	**0.44**
Corporate	**1,994**	
Total	**12,500**	

First quarter 2001

	General and Administrative $000's	Per barrel of oil produced or processed* $/bbl
Upstream	5,498	0.68
Downstream	3,718	0.57
Corporate	753	
Total	9,969	

* Including toller's Volumes

The absolute increase in General and Administrative costs relates to the increase in activity levels.

Net back Analysis

Set out below are the details of the average net back achieved in the first quarter of 2002 for export sales and sales derived from the refining of the Company's own crude.

	Crude Oil Exports $/bbl	Own Crude Oil Refined and sold $/bbl
Net sales price achieved	11.71	11.15
Transportation expense	(1.83)	(1.09)
Production and Refining costs	(1.28)	(2.13)
Royalty	(1.10)	(1.05)
Selling Costs	(0.01)	(0.74)
General and Administrative costs	(0.64)	(1.08)
Tax expense	(0.85)	(1.21)
Net Back	6.00	3.85

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization have increased by $1.3 million in the first quarter of 2002 compared to the same period in 2001. This increase is mainly due to the increase in production and the capital additions in 2002 as compared to 2001. The effect of these increases was partly offset by the increase in proved producing reserves over the same period.

First quarter 2002

	DD&A $000's	**DD&A $/bbl***
Upstream	**5,768**	**0.52**
Downstream	**2,736**	**0.39**
Corporate	**22**	
Total	**8,526**	

*Downstream includes toller's volumes

First quarter 2001

	DD&A $000's	DD&A $/bbl*
Upstream	4,797	0.60
Downstream	2,351	0.47
Corporate	36	
Total	7,184	

*Includes toller's volumes

In accordance with Canadian and United States accounting standards, and to provide comfort that anticipated future revenues are sufficient to cover the capitalised costs of properties, the Corporation performs a quarterly "ceiling test". The ceiling test for the quarter ended March 31, 2002 demonstrated that future net revenues exceed the carrying value of the Upstream properties under the full cost method of accounting.

Taxation

The Corporation is subject to a number of taxes in Kazakhstan including, but not limited to, income taxes, excess profits taxes, excise taxes, land taxes, property taxes, transportation taxes, and mandatory contributions to social funds. Income is taxed at the Kazakhstani statutory rate of 30% with the exception of South Kumkol, which is taxed at a rate of 20%. Excess profits taxes have been negotiated with the Kazakhstani government in each hydrocarbon contract. With respect to the Kumkol South, South Kumkol and QAM fields, the Corporation is subject to excess profit tax at rates that vary from 0 to 30% based on the cumulative internal rate of return. With respect to Kumkol North (Turgai Petroleum), the Corporation is subject to excess profit tax at rates that vary from 0% to 50% based on the cumulative internal rate of return. The Corporation has not incurred any excess profit tax with respect to production from any of its fields. In 2002, the determination of excess profit taxes will be dependent upon crude oil prices and the level of capital expenditures.

The Corporation is subject to excise tax on its domestic sales in Kazakhstan, for crude oil from the South Kumkol field, at a rate of 7 euros per tonne and Maybulak at a rate of 2 euros per tonne and from sales of gasoline at a rate of $30 per tonne and for diesel at a rate of $3.60 per tonne.

Within the license agreements for the Corporation's Upstream oil licenses are tax stability clauses that establish the tax regimes under which the Corporation operates. These are fixed as of the date of signing the agreement and remain in effect for the term of the agreement.

The tax authorities are currently questioning the corporate tax rate attributable to South Kumkol. Please refer to note 8 of the consolidated financial statements.

The total income tax charges for first quarters of 2002 and 2001 are set out below.

	First quarter 2002 $000's	First quarter 2001 $000's
Upstream	**9,408**	14,897
Downstream	**3,185**	1,352
Corporate	**248**	430
Total	**12,841**	16,679

The corporate tax expense mainly relates to taxes paid by Hurricane Overseas Services, the company that provides services to the operating subsidiaries in Kazakhstan.

Inventory

Included within the inventory of crude oil is an amount of 1,090,334 barrels of FOB sales in transit at March 31, 2002 (2001 – nil). The FOB sales will be recognized when the related oil is delivered to the buyer. Assuming an average FOB realized price of $23.06 per barrel in April, the value of these sales would be $25.1 million and the profit element would be $12.3 million.

Capital Expenditures

The table below provides a breakdown of capital expenditures in the first quarters of 2002 and 2001.

	First quarter 2002 $000's	First quarter 2001 $000's
Upstream		
- Development wells	**2,874**	1,000
- Facilities and equipment	**13,451**	6,691
- Exploration	**1,814**	345
Downstream		
- Refinery HS&E	**156**	21
- Refinery sustaining	**102**	406
- Refinery return projects	**374**	167
-Marketing & other	**690**	192
Corporate	**48**	-
Total Capital Expenditure	**19,509**	8,822

Managing Liquidity and Capital Resources

The levels of cash, current assets and current liabilities at the balance sheet dates for the first quarter ended March 31 of 2002 and year ended December 31, 2001 are set out below.

	As at March 31, 2002 $000's	As at December 31, 2001 $000's
Cash and cash equivalents	**99,941**	64,812
Total current assets (excluding cash)	**130,068**	105,312
Total current liabilities	**115,203**	108,737

The Company has outstanding commitments of $40 million dollars under its agreement to acquire a company which has an interest in the Caspian Pipeline Consortium. These commitments are expected to be met from existing financial resources of the Company.

Hurricane's shares trade on The Toronto Stock Exchange under the symbol HHL.A, in the United States on Nasdaq under the symbol HHLF and on the Frankfurt exchange under the symbol HHCA. Hurricane's 12% Senior Notes due 2006 are listed on the Toronto Stock Exchange under the symbol HHL.DB.U and on the Luxembourg Stock Exchange. The company's website can be accessed at www.hurricane-hhl.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

-30-

For further information please contact:

Nicholas H. Gay	**Ihor P. Wasylkiw**
Senior Vice President Finance and CFO	Vice President Investor Relations
44 (1753) 410-020	(403) 221-8658

This news release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. You are referred to our Annual Report on Form 20-F and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions for a discussion of the various factors that may affect our future performance and other important risk factors concerning us and our operations.

HURRICANE HYDROCARBONS LTD.

INTERIM CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	3 months ended	
	March 31, 2002	March 31, 2001
REVENUE		
Crude oil	62,563	55,458
Refined products	77,384	76,447
Processing fees	1,431	3,498
Interest and other income	1,953	3,840
	143,331	139,243
EXPENSES		
Production	14,188	9,612
Royalties and taxes	12,376	5,963
Transportation	13,590	9,385
Refining	6,529	4,098
Crude oil and refined product purchases	18,100	12,056
Selling	5,730	5,015
General and administrative	12,500	9,969
Interest and financing costs	8,425	3,065
Depletion and depreciation	8,526	7,184
Foreign exchange loss	474	373
	100,438	66,720
INCOME BEFORE UNUSUAL ITEMS	42,893	72,523
UNUSUAL ITEMS		
Arbitration settlement	6,090	-
INCOME BEFORE INCOME TAXES	36,803	72,523
INCOME TAXES (Note 7)		
Current provision	9,988	21,075
Future income tax	2,853	(4,396)
	12,841	16,679
NET INCOME BEFORE MINORITY INTEREST	23,962	55,844
MINORITY INTEREST	853	472
NET INCOME	23,109	55,372
DEFICIT, BEGINNING OF PERIOD	(66,366)	(18,887)
Preferred share dividends	(8)	(8)
(DEFICIT) RETAINED EARNINGS, END OF PERIOD	(43,265)	36,477
BASIC NET INCOME PER SHARE (Note 10)	0.29	0.69
DILUTED NET INCOME PER SHARE (Note 10)	0.28	0.67

HURRICANE HYDROCARBONS LTD.

HURRICANE HYDROCARBONS LTD.

INTERIM CONSOLIDATED BALANCE SHEETS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	As at March 31, 2002	As at December 31, 2001
ASSETS		
CURRENT		
Cash and cash equivalents	99,941	64,812
Accounts receivable	59,921	52,287
Inventory	28,054	29,946
Prepaids (Note 3)	33,977	17,319
Current portion of future income tax asset	8,116	5,766
	230,009	170,130
Long term investments (Note 4)	40,000	40,000
Future income tax asset	24,737	29,444
Capital assets	344,007	332,896
TOTAL ASSETS	638,753	572,470
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	49,982	48,758
Short term debt	51,100	52,557
Prepayments for crude oil and refined products	14,121	7,422
	115,203	108,737
Long-term debt (Note 6)	312,230	277,767
Provision for future site restoration costs	3,466	3,148
Future income tax liability	25,482	24,988
	456,381	414,640
Minority interest	26,452	25,599
Preferred shares of subsidiary	88	91
SHAREHOLDERS' EQUITY		
Share capital	199,097	198,506
Deficit	(43,265)	(66,366)
	155,832	132,140
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	638,753	572,470

HURRICANE HYDROCARBONS LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	3 months ended	
	March 31, 2002	March 31, 2001
CASH PROVIDED BY (USED IN):		
OPERATING ACTIVITIES		
Net income	23,109	55,372
Items not affecting cash:		
Depletion and depreciation	8,526	7,184
Other non-cash charges	125	(193)
Minority interest	853	472
Future income tax	2,853	(4,396)
Cash flow	35,466	58,439
Changes in non-cash operating working capital items (Note 10)	(14,479)	(59,432)
Cash flow from operating activities	20,987	(993)
FINANCING ACTIVITIES		
Short term debt	(9,456)	13,992
Redemption of series 5 warrants		(9,425)
Long term debt (Note 10)	42,528	10,806
Proceeds from issue of share capital, net of share issuance costs	589	26
Preferred share dividends	(8)	(8)
Funds used in financing	33,653	15,391
INVESTING ACTIVITIES		
Capital additions	(19,509)	(8,276)
Acquisition of ShNOS, net of cash acquired		(52)
Purchase of preferred shares of subsidiary	(2)	(3)
Funds used for investing	(19,511)	(8,331)
INCREASE IN CASH	35,129	6,067
CASH AND CASH EQUIVALENTS POSITION, BEGINNING OF PERIOD	64,812	59,298
CASH AND CASH EQUIVALENTS POSITION, END OF PERIOD	99,941	65,365

(EXPRESSED IN UNITED STATES DOLLARS, TABULAR AMOUNTS IN THOUSANDS OF DOLLARS)

1 SIGNIFICANT ACCOUNTING POLICIES

The Interim Consolidated Financial Statements of Hurricane Hydrocarbons Ltd. ("Hurricane" or the "Corporation") have been prepared by management in accordance with generally accepted accounting principles in Canada. Certain information and disclosures normally required to be included in the notes to the annual financial statements has been omitted or condensed. The Interim Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and the notes thereto in Hurricane's Annual Report for the year ended December 31, 2001. The accounting principles applied are consistent with those as set out in the corporation's annual financial statements for the year ended December 31, 2001.

2 SEGMENTED INFORMATION

	3 months ended March 31, 2002			
	Upstream	Downstream	Eliminations	Consolidated
REVENUE				
Crude oil	95,626	-	(33,192)	62,434
Refined products	10,987	79,051	(12,654)	77,384
Processing fees	-	1,431		1,431
Interest and other income	1,262	2,304	(2,592)	974
	107,875	82,786	48,438	142,223
EXPENSES				
Production	12,775	-	1,413	14,188
Royalties and taxes	12,191	(336)	521	12,376
Transportation	12,618	-	972	13,590
Refining	-	6,539	(10)	6,529
Crude oil and refined product purchases	16,320	52,285	(50,505)	18,100
Selling	2,486	5,597	(2,354)	5,729
General and administrative	7,138	3,368	24	10,530
Interest and financing costs	2,101	578	-	2,679
Depletion and depreciation	5,339	2,736	428	8,503
Foreign exchange (gain) loss	766	(330)	141	577
	71,734	70,437	(49,370)	92,801
Segment income	36,141	12,349	(932)	49,422
Unallocated amounts				
Interest and financing costs				(5,746)
Arbitration settlement				(6,090)
Corporate expenses, net				(783)
Income before income taxes				(36,803)
Income taxes				(12,841)
Minority interest				(853)
Net income				(23,109)

HURRICANE HYDROCARBONS LTD.

	March 31, 2002		
	Upstream	Downstream	Consolidated
ASSETS			
Assets	367,256	193,849	561,105
Unallocated corporate assets	-	-	77,648
Consolidated total assets			638,753
LIABILITIES			
Liabilities	194,866	53,105	247,971
Unallocated corporate liabilities	-	-	208,410
Consolidated total liabilities			456,381

	3 months ended March 31, 2001			
	Upstream	Downstream	Eliminations	Consolidated
REVENUE				
Crude oil	106,882	2,052	(53,476)	55,458
Refined products	1,486	74,961	-	76,447
Processing fees	-	3,661	(163)	3,498
Interest and other income	3,455	2,957	(2,604)	3,808
	111,823	83,631	(56,243)	139,211
EXPENSES				
Production	12,378	-	(2,767)	9,611
Royalties	5,963	-	-	5,963
Transportation	9,385	-	-	9,385
Refining	-	4,098	-	4,098
Crude oil and refined product purchases	-	62,400	(50,344)	12,056
Selling	1,813	3,202	-	5,015
General and administrative	5,498	3,718	-	9,216
Interest and financing costs	2,091	14	-	2,105
Depletion and depreciation	4,797	2,350	-	7,147
Foreign exchange (gain) loss	248	264	-	512
	42,173	76,046	(53,111)	65,108
Segment income	69,650	7,585	(3,132)	74,103
Unallocated amounts				
Interest and financing costs				(960)
Corporate expenses, net				(620)
Income before income taxes				72,523
Income tax expense				(16,679)
Minority interest				(472)
Net income				55,372

	December 31, 2001		
	Upstream	Downstream	Consolidated
ASSETS			
Assets	344,176	191,955	536,131
Unallocated corporate assets	-	-	36,339
Consolidated total assets			572,470
LIABILITIES			
Liabilities	162,543	50,288	212,831
Unallocated corporate liabilities	-	-	201,809
Consolidated total liabilities			414,640

3 PREPAIDS

	March 31, 2002	December 31, 2001
Advances for services and equipment	19,292,623	14,788,241
Prepayment of transportation for FOB sales	11,805,051	1,103,569
Prepayment for pipeline tariff	2,879,382	1,427,429
	33,977,056	17,319,239

4 LONG TERM INVESTMENTS

The Corporation has entered into a Sale and Purchase Agreement to acquire a 49.9% interest, with equal management rights in a company, which has a 1.75% interest in the Caspian Pipeline Consortium ("CPC pipeline"). The first payment of $40 million was made on December 28th, 2001. The second payment of $30 million is scheduled to be paid in the second quarter of 2002, with a third payment due on or before August 30, 2002 of $10 million for total payments of $80 million.

5 JOINT VENTURES

The Corporation has the following interests in two joint ventures:

a) 50% equity shareholding with equivalent voting power in CJSC Turgai Petroleum ("Turgai"), formerly Kumkol Lukoil CJSC, which operates the northern part of the Kumkol field in Kazakhstan.

b) 50% equity shareholding with equivalent voting power in LLP Kazgermunai ("Kazgermunai"), which operates three oil fields in Kazakhstan: Akshabulak, Nurali and Aksai.

The following amounts are included in the Corporation's financial statements as a result of the proportionate consolidation of its joint ventures and before consolidation eliminations:

	3 months ended March 31, 2002		
	Turgai	Kazgermunai	Total
Cash	2,657	11,720	14,377
Current assets, excluding cash	11,173	10,832	22,005
Capital assets, net	20,071	54,502	74,573
Current liabilities	18,789	4,576	23,365
Long term debt	-	61,812	61,812
Revenue	11,952	5,238	17,190
Expenses	7,274	6,797	14,071

Net income	4,678	(1,559)	3,119
Cash flow from operating activities	2,468	338	2,806
Cash flow used in financing activities	-	744	744
Cash flow used in investing activities	(1,311)	(878)	(2,189)

The crude oil sales elimination of $33.2 million shown in Note 2 for the 3 months ended March 31, 2002 includes $8.5 million of crude oil sales made by Turgai to ShNOS and $4 million of crude oil sales made by Kazgermunai to ShNOS.

	3 months ended March 31, 2001		
	Turgai	**Kazgermunai**	**Total**
Cash	28,342	24,748	53,090
Current assets, excluding cash	8,165	7,012	15,177
Capital assets, net	9,191	59,985	69,176
Current liabilities	7,998	3,578	11,576
Long term debt	-	83,923	83,923
Revenue	16,447	10,376	26,823
Expenses	3,121	8,151	11,272
Net income	13,326	2,225	15,551
Cash flow from operating activities	(6,007)	(7,560)	(13,567)
Cash flow from financing activities	-	1,875	1,875
Cash flow used in investing activities	(1,253)	(408)	(1,661)

The crude oil sales elimination of $53.5 million shown in Note 2 for the 3 months ended March 31, 2001 includes $14.3 million of crude oil sales made by Turgai to ShNOS.

6 LONG TERM DEBT

Long term debt is represented by:

	March 31, 2002	**December 31, 2001**
12% notes	203,676	189,976
Kazgermunai debt	61,812	61,068
Term facility	36,000	16,000
ShNOS bonds	13,162	13,227
Issue costs	(2,420)	(2,504)
	312,230	277,767

12% Notes

The Corporation declared a special dividend of C$4.00 per share to the shareholders of record as of August 2, 2001 in the form of $208,610,000, 12% Notes ("Notes") issued on August 3, due in 2006. These Notes are unsecured, bear interest at the rate of 12% per annum payable semi-annually on August 3 and February 3 and mature on August 4, 2006. The Notes are redeemable at the Corporation's option in whole or in part on the interest payment dates at 102% up to and including February 3, 2003, at 101% up to and including February 3, 2004 and at 100% thereafter. Each holder of the Notes has the right, upon the occurrence of a change in control, to require the Company to repurchase all or any part (equal to $10,000 or an integral multiple thereof) of the Notes at a price of 101% of the aggregate principal plus accrued and unpaid interest.

Upon issuance, the Corporation paid fractional interests and withholding taxes of $31.83 million in cash and retained a corresponding amount of the Notes. The Corporation repurchased $0.9 million of these Notes on the market, cancelled $0.4 million and subsequently sold $15 million of the Notes in the fourth quarter of 2001 and $14.4 million in the first quarter of 2002, retaining $3.2 million as of March 31, 2002.

The issue costs related to the Notes are $1.8 million and are recorded as deferred charges, and are amortized, as well as $0.8 million of deferred charges related to the Term Facility (see below).

Term Facility

The Corporation entered into a secured, Term Facility for $60 million. The facility will be repaid in fifteen equal monthly installments commencing October 2002 and bears interest at LIBOR plus 3.5%. As at March 31, 2002 the Corporation had drawn $60 million under this facility, $36 million of which is classified as short-term debt as of March 31, 2002.

Interest Expense

Interest expense for the 3 months ended March 31, 2002 and 3 months ended March 2001 was $8.4 million and $3.06 million respectively of which interest related to long term debt was $7.9 million and $2.8 million respectively.

7 INCOME TAXES

The provision for income taxes differs from the results, which would have been obtained by applying the statutory tax rate of 30% to Hurricane's income before income taxes. This difference results from the following items:

	March 31, 2002	March 31, 2001
Effective Kazakhstan income tax rate	30%	30%
Expected tax expense	11,057	21,757
Non-deductible amounts, net	(905)	698
Prior year losses carry-forward		(668)
Lower tax rate for South Kumkol field	(164)	(712)
Deferred tax recognized	2,853	(4,396)
Income tax expense	12,841	16,679

8 COMMITMENTS AND CONTINGENCIES

Government taxes and legislation

The Corporation, through its operating subsidiaries in Kazakhstan, has disputed certain tax assessments as disclosed in note 16 to the financial statements in the December 31, 2001 Annual Report.

The Corporation has been engaged in two court cases in Kazakhstan pertaining to the disputed assessments. The first involved ShNOS and was for approximately $8.8 million. ShNOS has successfully argued its case at the first level of the court system in Kazakhstan and at the Supreme Court level. There is a possibility that the Ministry of State Revenue may appeal to the ultimate appellate level, the Supervisory Commission of the Supreme Court. No provision has been made in the financial.statements for this assessment.

The second case involved HKM and was for a total of approximately $8 million excluding any potential fines or penalties, which may be approximately $2 million. HKM was successful at the first level of the court system and was unsuccessful on the majority of the issues at the Supreme Court level. HKM will appeal to the ultimate appellate level, the Supervisory Commission of the Supreme Court. The

Corporation has provided for $4.2 million of the $8 million in the March 31, 2002 financial statements. The Corporation continues to dispute this assessment, as it believes the tax stability provisions of its Hydrocarbons Contracts establish that HKM is not subject to the assessed taxes.

Legal proceedings

The Corporation has been named as a defendant in a claim filed by a company alleging it was retained under a consulting contract as disclosed in Note 16 to the financial statements in the December 31, 2001 Annual Report. The arbitration decision has been received and the Corporation has accrued $6.1 million for full settlement of the claim.

9 NET INCOME PER SHARE

The income per share calculations are based on the weighted average and diluted numbers of Class A common shares outstanding during the period as follows:

	March 31, 2002	March 31, 2001
Weighted average number of common shares outstanding	80,622,901	79,812,719
Dilution from exercisable options (including convertible securities)	3,824,103	2,260,596
Diluted number of shares outstanding	84,447,004	82,073,315

No options were excluded from the calculation of diluted number of shares outstanding in the first quarter of 2002 and 143,576 options were excluded from the calculation in the first quarter of 2001.

10 CASH FLOW INFORMATION

Changes in non-cash operating working capital items include:

	March 31, 2002	March 31, 2001
(Increase)/decrease in accounts receivable	(7,106)	(14,482)
Decrease/(increase) in receivable from joint venture	-	-
(Increase)/decrease in inventory	1,893	(18,974)
(Increase)/decrease in prepaids	(16,658)	(3,255)
Increase/(decrease) in accounts payable and accrued liabilities	693	(21,604)
(Decrease)/increase in prepayments for crude oil and refined products	6,699	(1,117)
	(14,479)	(59,432)

Change in long-term debt includes:

	March 31, 2002	March 31, 2001
Proceeds from ShNOS bonds	-	8,930
Proceeds from term facility	28,000	-
12% notes sold, net of discount	13,955	-
Amortisation of discount and deferred costs	159	-
Accrued interest on Kazgermunai debt	744	1,876
Cancelled 12% notes	(330)	-
	42,528	10,806

11 COMPARATIVE FIGURES

The presentation of certain accounts for previous periods has been changed to conform with the presentation adopted for the current period.